EXHIBIT 2.1

SHARE CONTRIBUTION AGREEMENT

This Share Contribution Agreement (this “Agreement”) is made and entered into as of November 10, 2014, by and between (i) Invisa, Inc., a Nevada corporation (“Transferee”) and (ii) Howard R. Curd, individually (“Transferor”). Transferee and Transferor are sometimes individually referred to herein as a “Party” and collectively referred to herein as the “Parties”.

RECITALS

WHEREAS, the Transferor owns 100% of the issued share capital of Engineered Products Acquisition Limited, a United Kingdom Private Company Limited by Shares registered number 08124800 (the “Target”), consisting of fifty (50) ordinary shares (“Ordinary Shares”), and fifty (50) preferred shares (“Preferred Shares”)

WHEREAS, Target owns 100% of the capital stock (including 100% of all rights to acquire any equity interests) of Wardle Storeys (Group) Limited, a United Kingdom Private Company Limited by Shares registered number 04725879 (“WSG”);

WHEREAS, WSG owns 100% of the capital stock of Wardle Storeys (Services) Limited, a United Kingdom Private Company Limited by Shares registered number 04710842 (“WSS”), and Wardle Storeys (Earby) Limited, a United Kingdom Private Company Limited by Shares registered number 04710820 (“WSE”);

WHEREAS, Transferee desires to acquire and the Transferor desires to sell to Transferee the Ordinary Shares, on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, the Parties hereby agree as follows.

1.	ACQUISITION AND TRANSFER OF ORDINARY SHARES

On the terms and subject to the conditions of this Agreement, Transferor agrees to transfer and deliver to Transferee at the Closing (as defined in Section 2 hereof) the Ordinary Shares owned by Transferor, with full title guarantee free and clear of any Encumbrances, and Transferee shall acquire the Ordinary Shares from the Transferor, in consideration of the issue of equity shares of Transferee as set forth on Exhibit A hereto (the “Consideration Shares” and the “Transaction Consideration”).

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2.	CLOSING

The acquisition and transfer of the Ordinary Shares shall take place at the offices of Shumaker, Loop & Kendrick LLP, 101 E. Kennedy Boulevard, Suite 2800, Tampa, Florida at 10:00 a.m. Eastern Time, on November 10, 2014, or at such other time and place as Transferee and the Transferor mutually agree upon (which time and place are referred to in this Agreement as the “Closing” and the day on which the Closing takes place being the “Closing Date”).

3.	REPRESENTATIONS AND WARRANTIES OF THE TRANSFEROR TO TRANSFEREE IN RELATION TO THE TARGET AND THE TARGET SUBSIDIARIES

The Transferor hereby represents and warrants to Transferee that, except as set forth in the applicable section of the disclosure schedule (the “Disclosure Schedule”) and attached to this Agreement, the statements in the following paragraphs of this Section 3 are all true and complete as of the date hereof.

3.1	Shares in the Target and Target Subsidiaries

(a)	The Ordinary Shares c are fully paid, or credited as fully paid. The Ordinary Shares do not include the Preferred Shares of the Target.

(b)	The Transferor is the sole legal and beneficial owner of the Ordinary Shares and is entitled to transfer the legal and beneficial title to the Ordinary Shares to the Transferee free from all Encumbrances, without the consent of any other person.

(c)	The Target or a Target Subsidiary is the sole legal and beneficial owner of the whole of the allotted and issued share capital of each of the Target Subsidiaries.

(d)	The issued shares of each Target Subsidiary are fully paid, or credited as fully paid.

(e)	No person has any right to require at any time, the transfer, creation, issue or allotment of any share, loan capital or other securities (or any rights or interest in them) of the Target or any of the Target Subsidiaries, and neither the Transferor, the Target nor any of the Target Subsidiaries has agreed to confer any such rights, and no person has claimed any such right.

(f)	Save as set out in Exhibit B, no Encumbrance has been granted to any person or otherwise exists affecting the Ordinary Shares or any issued shares of the Target Subsidiaries, or any unissued shares, debentures or other unissued securities of the Target or any of the Target Subsidiaries, and no commitment to create any such Encumbrance has been given, nor has any person claimed any such rights.

(g)	Neither the Target nor any of the Target Subsidiaries:

(i)	owns or has agreed to acquire, any shares, loan capital or any other securities or interest in any company (other than the Target Subsidiaries);

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(ii)	has at any time since 4 March 2013, had any subsidiary or subsidiary undertakings (within the meaning of section 1162 of the Companies Act 2006 of England and Wales), other than the Target Subsidiaries and save for GWECO 478 Ltd, Wardle Storeys (Holdings) Limited, Wardle Storeys (Property) Limited, Wardle Storeys Components Limited and Tectrim Limited (each of which has been struck off the register with no asset or liability);

(iii)	is, or has agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(iv)	has a branch or permanent establishment outside England and Wales.

(h)	The Target has not at any time and none of the Target Subsidiaries has since 4 March 2013 purchased, redeemed, reduced, repaid or forfeited any of its share capital.

3.2	Constitutional and Corporate Documents

(a)	A copy of the memorandum and articles of association of the Target and each of the Target Subsidiaries has been disclosed to the Transferee, and such copy documents are true, accurate and complete.

(b)	All returns, particulars, resolutions and other documents that the Target has at any time been required or any of the Target Subsidiaries has been required since 4 March 2013 by law to file with, or deliver to, any authority have been correctly made up and duly filed or delivered.

(c)	All material deeds and documents belonging to the Target or any of the Target Subsidiaries (or to which any of them is a party) are in the possession of the Target or the relevant Target Subsidiary.

(d)	All accounting, financial and other records of the Target and since 4 March 2014, of each of the Target Subsidiaries (including their respective statutory books and registers):

(i)	have been properly prepared and maintained;

(ii)	constitute an accurate record of all matters required by law to appear in them, and comply with any applicable requirements of the Companies Act 2006;

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(iii)	do not contain any material inaccuracies or discrepancies; and

(iv)	are in the possession of the Target or the relevant Target Subsidiary.

3.3	Warranties in 2013 SPA

Having made all reasonable enquiry, the Transferor is not aware of any fact, matter or circumstance that:

(a)	is inconsistent with or likely to be inconsistent with the warranties given to the Target pursuant to the sale and purchase agreement dated 4 March 2013 made between A T Hall and others and the Target (“2013 SPA”); and

(b)	has or is likely to give rise to any claim under the 2013 SPA; and the Target has not waived or compromised any claim under the 2013 SPA.

3.4	Target

(a)	The accounts of the Target for the period ended 31 December 2012 have been properly prepared in accordance with generally accepted accounting principles applied in the UK (incorporating Statements of Standard Accounting Practice, Financial Reporting Standards and Urgent Issues Task Force Abstracts issued or adopted by the Financial Reporting Council, but excluding International Financial Reporting Standards) and in accordance with the Applicable Law and regulations in the UK.

(b)	Save as disclosed in its accounts to 31 December 2012 the Target had no liability (actual or contingent) and since that date has not incurred any liability (actual or contingent) save pursuant to the 2013 SPA and costs and liabilities incurred in relation to the acquisition of and holding of shares in the Target Subsidiaries.

3.5	Trading since 4 March 2013

(a)	There has been no Material Adverse Change in the financial or trading position or prospects of the Target or any of the Target Subsidiaries since 4 March 2013.

(b)	Save as disclosed in Section 3.5 of the Disclosure Schedule, no payment has been made by the Target or any Target Subsidiary to or for the benefit of the Transferor or any Affiliate of the Transferor.

(c)	Except as set forth in Section 3.5 of the Disclosure Schedule, the ownership by the Transferor of the Preferred Shares of the Target, and save for the employment contracts of the executive directors of the Target Subsidiaries, neither the Transferor nor (to the Transferor’s Knowledge) any present or former officer, member of the Board of Directors or shareholder of the Target or any Target Subsidiary, nor any Affiliate of any of them has been or is currently a party to any oral or written agreement or transaction with the Target or any Target Subsidiary or any present or former officer, member of the Board of Directors with a value to or requiring payments to any such Person, including any agreement providing for the employment of such individual, the furnishing of services by such individual, the lease of assets from or to such individual, or otherwise requiring payments to such individual.

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3.6	Information

(a)	The particulars set out in Exhibit B hereto are true, accurate and complete.

(b)	All information contained in the Disclosure Schedule is true, accurate and complete.

3.7	Compliance and Consents

(a)	The Target has at all times and each of the Target Subsidiaries has since 4 March 2013 conducted its business in accordance with, and has acted in compliance with, all applicable laws and regulations.

(b)	The Target and each of the Target Subsidiaries holds all licences, consents, permits and authorities necessary to carry on the Business in the places and in the manner in which it is carried on at Closing (“Consents”).

(c)	Each of the Consents is valid and subsisting, neither the Target nor any of the Target Subsidiaries is in breach of the terms or conditions of the Consents (or any of them) and there is no reason why any of the Consents may be revoked or suspended (in whole or in part) or may not be renewed on the same terms.

3.8	Insurance

(a)	The Target maintains, and has at all material times maintained, and each of the Target Subsidiaries maintains, and has at all material times since 3 March 2013 maintained adequate insurance cover against all losses, liabilities and risks that are normally insured against by a person carrying on the same type of business as the Business.

(b)	The policies of insurance maintained by or on behalf of the Target or any of the Target Subsidiaries (“Policies”) are in full force and effect, all premiums due on them have been paid and all other conditions of the Policies have been performed and observed. Neither the Target nor any of the Target Subsidiaries has done, or omitted to do, anything that may result in an increase in the premium payable for any of the Policies, or affect the renewal of any of the Policies.

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(c)	There are no outstanding claims under, or in respect of the validity of, any of the Policies and there are no circumstances likely to give rise to a claim under any of the Policies.

3.9	Disputes and Investigations

(a)	Neither the Target, the Target Subsidiaries nor any of their respective directors, nor any person for whose acts the Target or any of the Target Subsidiaries may be vicariously liable, is engaged or involved in any of the following matters (such matters being referred to in this Section 3.9 as Proceedings):

(i)	any litigation, administrative, arbitration or other proceedings, claims, actions or hearings (except for debt collection in the normal course of business); or

(ii)	any dispute with or, investigation, inquiry or enforcement proceedings by, any governmental, regulatory or similar body.

(b)	No Proceedings have been threatened or are pending by or against the Target, any of the Target Subsidiaries, any Director or any person for whose acts the Target or any of the Target Subsidiaries may be vicariously liable, and there are no circumstances likely to give rise to any such Proceedings.

(c)	Neither the Target nor any of the Target Subsidiaries is affected by any existing or pending judgment, order, decision or ruling of any court, tribunal or governmental, regulatory or similar body, nor has it given any undertaking in connection with any Proceedings.

(d)	Neither the Transferor, nor any Affiliate of the Transferor has a claim of any nature against the Target or any of the Target Subsidiaries, nor has he (or any such Affiliate) assigned to any person the benefit of any such claim.

3.10	Tax

(a)	Since 4 March 2013 all notices, returns, reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations and any other necessary information which are required to be submitted by the Target Subsidiaries to any Taxation Authority (as defined below) for the purposes of Taxation (as defined below) have been made on a proper basis, were submitted within applicable time limits and were true and accurate in all material respects.

(b)	Since 4 March 2013 all Taxation (whether of the UK or elsewhere), for which the Target Subsidiaries have been liable or are liable to account, has been duly paid by the due dates and no penalties, fines, surcharges or interest have been incurred.

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(c)	None of the Target Subsidiaries are involved in any dispute with any Taxation Authority nor have any of the Target Subsidiaries, since 4 March 2013, been subject to any visit, audit, investigation, discovery or access order by any Taxation Authority.

(d)	No Target Subsidiary is or will become liable to make any payment in respect of any liability to Taxation arising as a result of a transaction carried out or circumstance arising between 4 March 2013 and the Closing Date save for transactions arising or circumstances occurring in the Ordinary Course of Business of the Target Subsidiary.

(e)	The Target is not and will not become liable to make any payment in respect of any liability to Taxation arising as a result of any transaction or circumstance occurring or arising prior to Closing save to the extent that it arises out of the Ordinary Course of Business of the Target as the holding company of the Target Subsidiaries.

3.11	No Brokers.

Neither the Target, any Target Subsidiary nor the Transferor has any liability, directly or indirectly, to pay any fees, commissions or other amounts to any broker, finder or agent with respect to this Agreement or the transactions contemplated hereby.

3.12	Full Disclosure.

No representation or warranty by Transferor in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Transferee pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

4.	REPRESENTATIONS AND WARRANTIES OF TRANSFEROR TO TRANSFEREE RELATING TO THE TRANSACTION.

Transferor hereby represents and warrants to Transferee as follows:

4.1	Ownership of Ordinary Shares

Transferor is the owner of the Ordinary Shares and Transferor will sell, transfer and deliver to Transferee the Ordinary Shares free and clear of any Encumbrances or other restrictions on transfer. Transferor is not a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any equity or debt securities of the Target (other than this Agreement). Transferor is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Ordinary Shares.

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4.2	Enforceability

This Agreement and when signed at the Closing, each of the other Transaction Documents to which Transferor is a party, have been duly executed and delivered by Transferor and constitute the legal, valid, and binding obligation of Transferor, enforceable against such Transferor in accordance with their respective terms except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (b) the effect of rules of law governing the availability of equitable remedies. Transferor has the full right, power, authority and capacity to execute and deliver this Agreement and the Transaction Documents to which Transferor is a party and to perform his obligations under this Agreement and such Transaction Documents.

4.3	No Conflicts

The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not result in a breach of, or constitute a default under, or give rise to any right or cause of action under, any contractual obligations of Transferor. No approval, consent, authorization or other order of, and no declaration, filing, registration, qualification or recording with, any Governmental Authority or any other Person, including, without limitation, any party to any contractual obligation of Transferor, is required to be made by or on behalf of Transferor in connection with the execution, delivery or performance by Transferor of this Agreement and the consummation of the transactions contemplated hereunder.

4.3	Acquisition for Own Account

The Consideration Shares to be acquired by Transferor hereunder as consideration for the Ordinary Shares will be acquired for investment for his own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the 1933 Act, and Transferor has no present intention of selling, granting any participation in, or otherwise distributing the same.

4.5	Investment Experience

Transferor understands that the acquisition of the Consideration Shares involves substantial risk. Transferor: (a) either alone or together with one or more of his purchaser representatives, has experience as an investor in securities of companies in the development stage and acknowledges that Transferor is able to fend for himself, can bear the economic risk of Transferor’s investment in the Consideration Shares and has such knowledge and experience in financial or business matters that Transferor is capable of evaluating the merits and risks of this investment in the Consideration Shares and protecting its own interests in connection with this investment, and (b) has a preexisting personal or business relationship with Transferee and certain of its officers, directors or controlling persons of a nature and duration that enables Transferor to be aware of the character, business acumen and financial circumstances of such persons.

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4.6	Additional Information

Transferor acknowledges that he has been afforded the opportunity to ask questions and receive answers concerning Transferee and to obtain additional information that it has requested to verify the accuracy of the information contained herein. Notwithstanding the foregoing, nothing contained herein shall operate to modify or limit in any respect the representations and warranties of Transferee or to relieve Transferee from any obligations to such Transferor for breach thereof or the making of misleading statements or the omission of material facts in connection with the transactions contemplated herein.

4.7	Restricted Securities

Transferor understands that the Consideration Shares are characterized as “restricted securities” under the 1933 Act inasmuch as they are being acquired from Transferee in a transaction not involving a public offering and that under the 1933 Act and applicable regulations thereunder such securities may be resold without registration under the 1933 Act only in certain limited circumstances. In this connection, Transferor represents that he is familiar with Rule 144 of the U.S. Securities and Exchange Commission (the “SEC”), as presently in effect, and understands the resale limitations imposed thereby and by the 1933 Act. Transferor understands that Transferee is under no obligation to register any of the securities sold hereunder under federal or state securities laws. Transferor understands that no public market now exists for any of the Consideration Shares and that it is unlikely that a public market will ever exist for any of the Consideration Shares.

5.	TRANSFEREE’S KNOWLEDGE

Except for the matters set out in the Disclosure Bundle, no information of which the Transferee, its agents or advisers has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Transferee or on its behalf), shall prejudice or prevent any claim against the Transferor pursuant to this agreement, or reduce the amount recoverable under any such claim.

6.	REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS OF TRANSFEREE.

Transferee hereby represents and warrants to, and agrees with, Transferor, the Target and the Target Subsidiaries as follows:

6.1	Authorization

Transferee has the requisite power and authority necessary to enter into and perform its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereunder and thereunder. The execution, delivery and performance of this Agreement and the Transaction Documents by Transferee and the consummation of the transactions contemplated hereunder and thereunder have been duly and validly authorized. This Agreement constitutes the valid and legally binding obligation of Transferee, enforceable in accordance with its terms except as may be limited by (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (b) the effect of rules of law governing the availability of equitable remedies.

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6.2	Acquisition for Own Account

The Ordinary Shares to be purchased by Transferee hereunder will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the 1933 Act, and Transferee has no present intention of selling, granting any participation in, or otherwise distributing the same.

6.3	Investment Experience

Transferee understands that the investment in the Ordinary Shares involves substantial risk. Transferee acknowledges that it is able to fend for itself, can bear the economic risk of such investment in the Ordinary Shares and has such knowledge and experience in financial or business matters that Transferee is capable of evaluating the merits and risks of this investment in the Ordinary Shares and protecting its own interests in connection with this investment.

6.4	Additional Information

Transferee acknowledges that it has been afforded the opportunity to ask questions and receive answers concerning the Target and to obtain additional information that it has requested to verify the accuracy of the information contained herein. Notwithstanding the foregoing, nothing contained herein shall operate to modify or limit in any respect the representations and warranties of the Transferor or to relieve him from any obligations to the Transferee Indemnitees for breach thereof or the making of misleading statements or the omission of material facts in connection with the transactions contemplated herein.

6.5	Transferee’s Guaranty of the Preferred Shares.

Transferee hereby guarantees all rights that pertain to the Preferred Shares, including, without limitation, dividends that become payable to holders of the Preferred Shares from and after the Closing.

7.	CONDITIONS TO TRANSFEREE’S OBLIGATIONS AT CLOSING

The obligations of Transferee under Section 1 and Section 2 of this Agreement are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, which waiver must be given by written communication to the Transferor.

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7.1	Representations and Warranties

Each of the representations and warranties of the Transferor contained in Section 3 and Section 4 shall have been true and correct as of the date hereof and shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

7.2	Performance

The Transferor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by him on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the acquisition and transfer described herein.

7.3	Legal Proceedings

No action or proceeding by or before any Governmental Authority shall have been instituted or threatened (and not subsequently settled, dismissed or otherwise terminated) which is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement.

7.4	Maintenance of Business

The Target and each Target Subsidiary shall have continued to operate its business and assets in the ordinary course and consistent with past practice and maintained its assets and operations through the Closing substantially consistent with the condition of such assets and operations as of the end of their last fiscal year.

7.5	Letter of appointment

The Transferor shall have delivered to the Transferee letters of the appointment of the Transferor and of Howard F Curd as directors of the Target in the form agreed between the parties and duly signed by the Transferor and Howard F Curd.

7.6	No Litigation

There shall be no pending or threatened Litigation, which in the reasonable opinion of Transferee, has had or could have any Material Adverse Effect on the consummation of the transactions contemplated hereby or on the expected benefits therefrom.

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7.7	Transfer Powers

Transferee shall have received a duly executed stock transfer form in respect of the Ordinary Shares in favour of the Transferee or as it may direct duly executed by the Transferor and together with the share certificate relating to the Ordinary Shares or an appropriate indemnity in lieu of such certificate.

7.8	Transferor Release

Transferee shall have received a release of all claims against the Target executed by Transferor and in form and substance reasonably acceptable to Transferee.

7.9	Registers and Minutes.

The Transferee shall have received the statutory registers and minutes of the Target and each of the Target Subsidiaries duly written up to date.

7.10	Other Documents

All other documents in connection with the transactions contemplated at the Closing and all instruments incident thereto shall be reasonably satisfactory in form and substance to Transferee and Transferee shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

8.	CONDITIONS TO THE TRANSFEROR’S OBLIGATIONS AT CLOSING

The obligations of Transferor under this Agreement are subject to the fulfillment or waiver on or before the Closing of each of the following conditions.

8.1	Representations and Warranties

Each of the representations and warranties of Transferee contained in Section 6 shall have been true and correct in all material respects as of the date hereof and shall be true and correct on and as of the date of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

8.2	Payment of Transaction Consideration

Transferee shall have delivered to Transferor the Consideration Shares specified for such Transferor in Exhibit A as payment in full of the Transaction Consideration subject to and in accordance with the provisions of Section 1.

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8.3	Good Standing Certificate

A good standing certificate for Transferee issued by the Nevada Secretary of State dated within ten (10) days of the Closing shall have been delivered to the Transferor.

8.4	Other Documents

All other documents in connection with the transactions contemplated at the Closing and all instruments incident thereto shall be reasonably satisfactory in form and substance to the Transferor, and the Transferor shall have received all such counterpart originals and certified or other copies of such documents as they may reasonably request.

9.	OBLIGATIONS ON CLOSING

The Transferor shall cause a board meeting of the Target to be held at Closing at which the registration of the transfer of the Ordinary Shares, subject only to the transfers being stamped at the cost of the Transferor, shall be approved.

Without the prior written consent of Transferee, Transferor shall not, to the extent it may affect, or relate to, the Target or any Target Subsidiary, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Transferee or the Target or any Target Subsidiary in respect of any Pre-Closing Tax Period.

10.	TAX MATTERS

10.1	Tax Covenants

(a)	Without the prior written consent of Transferee, Transferor shall not, to the extent it may affect, or relate to, the Target or any Target Subsidiary, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Transferee or the Target or any Target Subsidiary in respect of any Pre-Closing Tax Period.

(b)	All transfer, documentary, sales, use, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by the Transferee when due, including, without limitation, the UK stamp duty on the transfer of the Ordinary Shares which Transferee shall pay within 28 days of the Closing. The Transferee shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Transferor shall cooperate with respect thereto as necessary).

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(c)	Transferee shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Target and each Target Subsidiary after the Closing Date with respect to a Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by Transferee to Transferor (together with schedules, statements and, to the extent requested by Transferor, supporting documentation) at least 45 days prior to the due date (including extensions) of such Tax Return. If Transferor objects to any item on any such Tax Return, he shall, within 10 days after delivery of such Tax Return, notify Transferee in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Transferee and Transferor shall negotiate in good faith and use their reasonable best efforts to resolve such items. If Transferee and Transferor are unable to reach such agreement within 10 days after receipt by Transferee of such notice, the disputed items shall be resolved by a nationally recognized accounting firm selected by Transferee and reasonably acceptable to Transferor (the “Accounting Referee”) and any determination by the Accounting Referee shall be final. The Accounting Referee shall resolve any disputed items within 20 days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Referee is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Transferee and then amended to reflect the Accounting Referee's resolution. The costs, fees and expenses of the Accounting Referee shall be borne equally by Transferee and Transferor. The preparation and filing of any Tax Return of the Target that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Transferee.

10.2	Cooperation and Exchange of Information

Transferor and Transferee shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Article 10 or in connection with any audit or other proceeding in respect of Taxes of the Target or any Target Subsidiary. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Transferor and Transferee shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Target and each Target Subsidiary for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Target and each Target Subsidiary for any taxable period beginning before the Closing Date, Transferor or Transferee (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials.

10.3	Tax Treatment of Indemnification Payments

Any indemnification payments pursuant to this Article 8 shall be treated as an adjustment to the Transaction Consideration by the parties for Tax purposes, unless otherwise required by Law.

10.4	Survival

Notwithstanding anything in this Agreement to the contrary, the provisions of Section 3.10 and this Article 10 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.

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10.5	Overlap

To the extent that any obligation or responsibility pursuant to Article 11 may overlap with an obligation or responsibility pursuant to this Article 10, the provisions of this Article 10 shall govern.

11.	INDEMNIFICATION

11.1	Indemnification by Transferor

Transferor shall indemnify and defend the Transferee Indemnitees against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers (collectively, “Losses”), incurred or sustained by, or imposed upon the Transferee Indemnitees based upon, arising out of, with respect to or by reason of: (i) any inaccuracy in or breach of any of the representations or warranties of Transferor contained in this Agreement or in any certificate or instrument delivered by or on behalf of him pursuant to this Agreement; or (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Transferor pursuant to this Agreement.

11.2	Indemnification by Transferee

Transferee shall indemnify and defend Transferor harmless against, and shall hold him harmless from and against, and shall pay and reimburse him for, any and all Losses incurred or sustained by, or imposed upon, Transferor based upon, arising out of, with respect to or by reason of: (i) any inaccuracy in or breach of any of the representations or warranties of Transferee contained in this Agreement or in any certificate or instrument delivered by or on behalf of Transferee pursuant to this Agreement; or (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Transferee pursuant to this Agreement.

11.3	Survival of Representations and Warranties

(a)	The representations and warranties made by the Transferor in this Agreement and in each of the other agreements, certificates and instruments delivered to Transferee pursuant to or in connection with the transactions contemplated by this Agreement shall expire at the Closing and be of no force and effect thereafter.

(b)	The representations and warranties made by Transferee shall expire at the Closing and be of no force and effect thereafter.

11.4	Demands

If any Indemnitee believes such Indemnitee is entitled to be indemnified by any Indemnitor pursuant to this Article 11 with respect to any demand, assertion, claim, action or proceeding, judicial or otherwise, by any third party (such third party demand, assertion, claim, action or proceeding being referred to herein as a “Third Party Claim“), such Indemnitee agrees that, promptly upon its discovery of facts giving rise to a claim for indemnity under the provisions of this Agreement with respect to such Third Party Claim, such Indemnitee will give prompt notice thereof in writing to Transferee, if the Indemnitee is a Transferor, or the Transferor, if the Indemnitee is Transferee. Such notice shall include a formal demand for indemnification under this Agreement. Failure of the Indemnitee to give such notice in a timely manner shall not relieve the Indemnitor from any liability which it may have on account of this Article 11 or otherwise, except to the extent that the Indemnitor is materially prejudiced thereby.

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11.5	Right to Contest and Defend

The Indemnitor shall be entitled at its cost and expense to participate in the defense of any Third Party Claim for which it has received notice from the Indemnitee under Section 11.4 and, subject to the limitations set forth in this Section 11.5, shall be entitled to control and appoint lead counsel (reasonably satisfactory to the Indemnitee) for such defense; provided that the Indemnitor shall be entitled to control and appoint lead counsel only if (i) the claim involves (and continues to involve) solely monetary damages, (ii) the Indemnitor expressly agrees in writing to the Indemnitee that, as between the two, the Indemnitor is solely obligated to satisfy and discharge the claim and (iii) the Indemnitor makes reasonably adequate provision to satisfy the Indemnitee of the Indemnitor’s ability to satisfy and discharge the claim (the foregoing collectively, the “Litigation Conditions“); provided, however, that the Indemnitor shall forfeit the right to control the defense or settlement of any such claim if, at any time after assuming the defense or settlement thereof, the Indemnitor no longer satisfies the Litigation Conditions; provided, further, that notice of the intention to so control the defense shall be delivered by the Indemnitor to the Indemnitee within sixty (60) days (or sooner, if the nature of the third party claim so requires) from the date of receipt by the Indemnitor of notice by the Indemnitee of the assertion of the Third Party Claim. Any such contest may be conducted in the name and on behalf of the Indemnitor or the Indemnitee, as may be appropriate. Such contest shall be conducted by reputable counsel employed by the Indemnitor, but the Indemnitee shall have the right, but not the obligation, to participate in such proceedings and to be represented by counsel of its own choosing at its sole cost and expense. Notwithstanding the foregoing, upon the election by the Indemnitor to assume the defense, the Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnitee, if and only to the extent that (i) the Indemnitor has not employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, (ii) the employment of counsel and the amount reimbursable therefor by the Indemnitee has been authorized in writing by the Indemnitor or (iii) representation of the Indemnitor and the Indemnitee by the same counsel would, in the reasonable opinion of such counsel, constitute a conflict of interest under applicable standards of professional conduct. The Indemnitor shall have full authority to determine all action to be taken with respect to a Third Party Claim the defense of which it has assumed in accordance with this Section 11.5; provided, however, that the Indemnitor will not have the authority to subject the Indemnitee to any non-monetary relief whatsoever, other than the performance of purely ministerial tasks, and any settlement of a claim must include a full release of the Indemnitee. If the Indemnitor does not elect to assume the control of the defense of any such Third Party Claim, fails to notify the Indemnitee of its election as herein provided or fails to satisfy the Litigation Conditions, the Indemnitee may pay, compromise or defend such Third Party Claim; provided, however, that the Indemnitee shall obtain the prior written consent of the Indemnitor (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of such Third Party Claim.

11.6	Tax Claims

Notwithstanding any other provision of this Agreement, the control of any claim, assertion, event or proceeding in respect of Taxes of the Target (including, but not limited to, any such claim in respect of a breach of the representations and warranties in Section 3.10 or any breach or violation of or failure to fully perform any covenant, agreement, undertaking or obligation in Article 10) shall be governed exclusively by Article 10 hereof.

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11.7    Cooperation

The Indemnitor and the Indemnitee agree to cooperate with each other and their respective counsel in contesting any Third Party Claim or, if appropriate, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any other Person, including giving each other reasonable access to all information relevant thereto, subject to receipt of a reasonable confidentiality agreement. The Indemnitor shall be obliged to reimburse the Indemnitee for the reasonable out-of-pocket expenses related to such cooperation.

11.8	Indemnity Matters

Notwithstanding any other provision of this Agreement, the amount of any indemnification payable under this Article 11 shall be limited to the amount of any Losses that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnitee in respect of any such claim. The parties hereto agree that in seeking indemnification payable under this Article 11, each such party shall (i) exercise good faith in not taking any action, or omitting to take any action, that would jeopardize or prejudice the interests of an Indemnitee and (ii) use reasonable best efforts to pursue all rights and remedies of an Indemnitee under any insurance policy or any other obligation of indemnification in its favor.

12.	PROTECTION OF GOODWILL

Restrictions on the Transferor

12.1	The Transferor undertakes to the Transferee (for itself and on behalf of each of the Target and the Target Subsidiaries) that he shall not, directly or indirectly (and shall procure that no Affiliate of him shall directly or indirectly) do any of the following in any capacity, whether on his own behalf, or on behalf of, or jointly with, any other person except in furtherance of the Target’s Business or the Transferee’s prior written consent:

(a)	at any time during the period of three years from Closing, in any geographic area in which the Target or any of the Target Subsidiaries carries on business at Closing, carry on, be concerned or assist in any way, a business which is or would be in competition with the Business as it was carried on at Closing; or

(b)	at any time during the period of three years from Closing, canvass, solicit or otherwise seek or accept the custom of any person who has been a client or customer of the Target or any of the Target Subsidiaries at any time during the period of twelve months prior to Closing;

(c)	at any time during the period of three years from Closing employ or engage, or offer to employ or engage, or solicit or otherwise entice or attempt to entice away from the Target or any of the Target Subsidiaries, any person who is employed or engaged by the Target or any of the Target Subsidiaries in a managerial, sales or technical role; or

(d)	at any time after Closing, use in the course of any business any trade or service mark, business or domain name, design or logo which, at Closing, was or had been used by the Target or any of the Target Subsidiaries, or anything which is, in the reasonable opinion of the Transferee, capable of confusion with such words, mark, name, design or logo.

12.2	Each undertaking in Section 12.1 is a separate undertaking of the Transferor and shall be enforceable separately and independently by the Transferee and each of the Target and the Target Subsidiaries. Each such undertaking is considered fair and reasonable by the parties in order to assure the Transferee the full benefit of the Business and goodwill of the Target and the Target Subsidiaries.

12.3	Notwithstanding anything else in this Agreement to the contrary, the ownership of capital stock of Transferee or not more than 3% of the capital stock of any company listed on any U.S. stock exchange, including the NASDAQ markets, by Transferor or any Affiliate of Transferor shall not in and of itself be deemed to be a violation of any covenant set forth in Section 12.1.

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13.	DEFINITIONS

13.1	General Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Referree” has the meaning set forth in Section 10.1.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

“Applicable Law” means, collectively, all laws, statutes, ordinances, regulations, rules, orders, writs, injunctions, awards, judgments and decrees of any Governmental Authority applicable to a Person or any of its assets, properties or business.

“Business” means the business carried on at Closing by all or any of the Target and the Target Subsidiaries of the design, manufacture, distribution and sale of polymer films and coated fabrics.

“Transferee” has the meaning set forth in in the first paragraph above.

“Transferee Indemnitees“ shall mean the following Persons: (a) Transferee; (b) Transferee’s current and future Affiliates (following the Closing, the Target and each target Subsidiary); (c) officers, directors, general and limited partners, members, stockholders and managers of the Persons referred to in clauses (a) and (b) above; and (d) the respective successors and assigns of the Persons referred to in clauses (a), (b) and (c) above; provided, however, that the Transferor shall not be deemed to be a Transferee Indemnitee.

”Closing” has the meaning set forth in Section 2.

“Closing Date” has the meaning set forth in Section 2.

“Consents” has the meaning set forth in Section 3.7(b).

“Consideration Shares” has the meaning set forth in Section 1.

“Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage or guarantee.

“Disclosure Schedule” has the meaning set forth in Section 3.

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“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest, title retention device, collateral assignment, or other encumbrance of any kind in respect of such asset, other than: (a) statutory liens for taxes or assessments and similar charges, which are not yet due or delinquent or are being contested in good faith and by appropriate proceedings; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (e) liens on goods in transit incurred pursuant to documentary letters of credit; (f) zoning, building and other similar restrictions imposed by Applicable Law; (g) non-exclusive licenses granted in the ordinary course of business that would not reasonably be expected to materially interfere with the use or operation of the asset subject thereto; (h) rights granted in confidentiality or non-disclosure agreements entered into in the ordinary course of business providing revocable, non-exclusive rights to use confidential information for a limited purpose; and (i) other liens, imperfections of title, encumbrances or restrictions that do not materially impair or interfere with the use or operation of the asset subject thereto.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, proprietorship, company (including any company limited by shares, limited liability company or joint stock company), firm, society, enterprise, association, organization or other entity.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official or ministry and any governmental court or other governmental tribunal); or (d) Entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities.

“Indemnitees” shall mean the Transferee Indemnitees or the Transferor, as the case may be.

“Indemnitors” shall mean Transferee, on the one hand, or Transferor on the other hand.

“Knowledge” shall mean the actual or constructive knowledge of the applicable Person or the officers and directors of a Person that is a business entity, after due inquiry.

“Laws” means all foreign or domestic, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, determinations, writs, injunctions, awards (including, without limitation, awards of any arbitrator), judgments and decrees applicable to the specified Persons and to the businesses and assets thereof (including, without limitation, Laws relating to securities registration and regulation; the sale, leasing, ownership or management of real property; the privacy and security of personal information and consumer protection; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; safety, health and fire prevention; and environmental protection, including environmental laws).

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“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any Applicable Law or Contract.

“Litigation” means any action, suit, arbitration, mediation, proceeding, claim or investigation pending or threatened in writing against any Person (or against any officer, member of such Person, member of the board of managers, employee, agent or other similar representative of such Person in their capacity as such or relating to their employment, services or relationship with such Person) before any court, Governmental Authority or private arbitrator.

“Litigation Conditions” has the meaning set forth in Section 11.5.

“Losses” has the meaning set forth in Section 11.1.

“Material Adverse Effect” means, with respect to any Person, any material adverse change in the business, assets (including intangible assets), liabilities, operations, results of operations or prospects of such Person and its Subsidiaries, taken as a whole; provided, however, that in determining whether or not a Material Adverse Effect has occurred, any change attributable to the following shall not be considered: (a) changes in general economic or industry conditions (provided that such changes do not affect such Person in a substantially disproportionate manner as compared to its competitors); (b) changes in Applicable Law or applicable accounting rules or policies; and (c) acts of God, terrorism, military action or war.

“Ordinary Course of Business” means the ordinary course of business of the Target and/or any Target subsidiary consistent with past custom and practice (including with respect to quantity and frequency).

“Parties” has the meaning set forth in the first paragraph above.

“Person” means any individual, Entity or Governmental Authority.

“Policies has the meaning set forth in Section 3.8(b).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

“Preferred Shares” has the meaning set forth in the first recital.

“Transaction Consideration” has the meaning set forth in Section 1.

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“Real Property” means the real property owned, leased or subleased by the Target, together with all buildings, structures and facilities located thereon.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Ordinary Shares” has the meaning set forth in the first preamble.

“Transferor” has the meaning set forth in the first paragraph above.

“Subsidiary” means, with respect to any Person, an Entity (a) in which such Person owns (directly or indirectly, beneficially or of record) at least a 50% equity, beneficial or financial interest, or (b) in which such Person owns (directly or indirectly, beneficially or of record) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors, board of managers or other governing body.

“Target” has the meaning set forth in the first preamble.

“Target Subsidiaries” means WSG, WSS and WSE, collectively.

“Tax” or “Taxation” means all forms of taxation and statutory, governmental, state, federal, provincial, local, government or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether of the UK or any other jurisdiction (including, for the avoidance of doubt, National Insurance contributions in the UK and corresponding obligations elsewhere) and any penalty, fine, surcharge, interest, charges or costs relating thereto.

“Taxation Authority” means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official competent to impose, administer, levy, assess or collect Tax in the UK or elsewhere.

“Third Party Claim” has the meaning set forth in Section 11.4.

“Transaction Documents” means this Agreement and any and all certificates, agreements, documents and other instruments to be executed and delivered in connection with the transactions contemplated by any of the foregoing, as any of the foregoing may be amended, supplemented or otherwise modified from time to time.

“UEP” has the meaning set forth in the fourth preamble.

“UEP Contribution Agreement” has the meaning set forth in the fourth preamble.

“WSG” has the meaning set forth in the second preamble.

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“WSS” has the meaning set forth in the third preamble.

“1933 Act” means the (U.S.) Securities Act of 1933.

“2013 SPA” means the Share Purchase Agreement dated March 4, 2013 among A.T. Hall, et al. and Engineered Products Acquisition Limited.

14.	GENERAL PROVISIONS

14.1    Successors and Assigns

Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the Parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. No Party may assign its rights duties or obligations hereunder without the prior written consent of the other Parties hereto.

14.2	Governing Law

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of Florida without giving effect to any choice of law or conflict of law principles.

Each party irrevocably agrees that the state courts situated in Sarasota or federal courts situated in Hillsborough County, Florida shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

14.3	Counterparts

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

14.4	Titles and Headings

The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to “sections” and “exhibits” will mean “sections” and “exhibits” to this Agreement.

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14.5	Notices

Any and all notices required or permitted to be given to a Party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed to provide such Party sufficient notice under this Agreement upon receipt if delivered as follows: (a) in person; (b) addressed to the other Party at its facsimile number specified herein (or hereafter modified by subsequent notice to the Parties hereto); (c) by an express overnight courier, with proof of delivery from the courier requested; or (d) by certified United States mail (return receipt requested). All notices for delivery outside the United States will be sent by facsimile or by express courier. All notices not delivered personally or by facsimile will be sent with postage and/or other charges prepaid and properly addressed to the Party to be notified at the address or facsimile number as follows, or at such other address or facsimile number as such other Party may designate by one of the indicated means of notice herein to the other Parties hereto as follows:

(i)	if to the Transferor, to: Howard R. Curd, 1800 2nd Street, Suite 970, Sarasota, Florida 34236; and

(ii)	if to Transferee, to Transferee marked “Attention: Chief Executive Officer”, at 1800 2nd Street, Suite 965, Sarasota, FL 34236.

14.6	Expenses

Each Party shall be responsible for the payment of its or his own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of such Party’s counsel and advisors.

14.7	Amendments and Waivers

Any term of this Agreement may be amended or waived with the written consent of the Parties hereto.

14.8	Severability

If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the Parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any Party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both Parties agree to substitute such provision(s) through good faith negotiations.

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14.9	Entire Agreement

This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the Parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the Parties hereto with respect to the specific subject matter hereof.

14.10	Further Assurances

The Parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

14.11	Facsimile Signatures

This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other Party.

14.12	Third Parties

Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the Parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement save that the Target and the Target Subsidiaries shall have the benefit of and be entitled to enforce the covenants by the Transferor in Article 12.

14.13	Specific Performance

The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

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IN WITNESS WHEREOF, the below-signed have executed this Agreement as of the date set forth above.

TRANSFEREE:

INVISA, INC., a Nevada corporation

By:	/s/ Edmund C. King
Name:	Edmund C. King
Title:	CEO

TRANSFEROR:

/s/ Howard R. Curd
Howard R. Curd

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EXHIBIT A

CONSIDERATION SHARES

Name and Address of Transferor	Consideration Shares
Howard R. Curd 1800 2nd Street, Suite 970 Sarasota, FL 34236	100 shares of Common Stock, par value $0.001 per share

EXHIBIT B

PARTICULARS OF THE TARGET AND THE TARGET SUBSIDIARIES

Company No	Company Name	Registered Office	Directors	Company secretary	Shareholdings	Registered Charges
08124800	Engineered products Acquisition Limited	Grove Mill, Earby, Lancs BB18 6UT	Howard F Curd and Howard R Curd	Oliver Janney	50 ordinary £1 shares held by Howard R. Curd, and 50 Preferred Shares held by Howard R. Curd	Debenture in favour of Lloyds TSB Commercial Finance Limited dated 19 March 2013
04725879	Wardle Storeys Group Limited	Grove Mill, Earby, Lancs BB18 6UT	Howard F Curd, Howard R Curd, Alun T Hall, Stewart A Quinn, George Sanchez	Stewart Quinn	1,302,100 shares held by EPAL	Debenture in favour of Lloyds TSB Commercial Finance Limited dated 6 October 2009; Debenture in favour of Bank of Scotland dated 7 July 2011;
04710820	Wardle Storeys Earby Limited	Grove Mill, Earby, Lancs BB18 6UT	Howard F Curd, Howard R Curd, Alun T Hall, Stewart A Quinn, George Sanchez		1 Ordinary share held by Wardle Stories Group

Debenture in favour of Lloyds TSB Commercial Finance Limited dated 6 October 2009.

Letter of pledge over deposit in favour of Bank of Scotland (now part of the Lloyds Group dated 29 March 2010.

Debenture in favour of Bank of Scotland dated 7 July 2011.

Charge in favour of Lloyds Bank Commercial Finance Limited dated 13 February 2014

04710842	Wardle Storeys (Services) Limited	Grove Mill, Earby, Lancs BB18 6UT	Howard F Curd, Howard R Curd, Alun T Hall, Stewart A Quinn, George Sanchez		1 share held by Wardle Stories Group	Debenture in favour of Bank of Scotland dated 7 July 2011